Via Facsimile and U.S. Mail
Mail Stop 6010

January 24, 2006

Mr. Roy T.K. Thung
President and Chief Executive Officer
Independence Holding Company
96 Cummings Point Road
Stamford, Connecticut   06902

> **Re: Independence Holding Company**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **Filed March 16, 2005**
> **File No. 001-32244**

Dear Mr. Thung:

We have reviewed your December 2, 2005 response to our November 4, 2005 comment letter and have the following comment. In our comment, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of …

Critical Accounting Policies

Insurance Reserves

1. Regarding your response to prior comment one, we note your concern about discussing changes in each key assumption underlying each segment's reserves. We also note your proposal to discuss hypothetical changes in the loss ratio for your health business as a whole. In light of this, we have the following comments

related to the reserves for your Medical Stop-Loss and Group Disability segments:

- For each of the "primary assumptions" and "key assumptions" you cite, please tell us whether reasonably likely changes in those assumptions could have a material effect on your financial condition, results of operations, or liquidity.

- For only those assumptions where reasonably likely changes could have a material effect, please expand your proposed disclosures to provide a qualitative and quantitative discussion of the impact of those reasonably likely changes to those assumptions, as would appear to be required by Financial Reporting Release 72.

- Regarding your Medical Stop-Loss segment, if you conclude that reasonably likely changes to the projected net loss ratio could have a material effect, please tell us whether reasonably likely changes in the underlying factors you cited could have a material effect. (Based on your proposed disclosures, these factors would appear to include: frequency, severity, and changes in medical cost trends.) If so, please also discuss the impact of reasonably likely changes to those factors.

- Please note that reasonably likely changes may need to be based on information available to you and based on your judgment. Presumably, they would be more informative and less arbitrary than the hypothetical change you disclosed.

- As you appear to calculate point estimates in establishing these reserves, please expand your proposed disclosures to address the following:

  o Disclose the various methods considered and the method that was selected to calculate these reserves. If multiple point estimates were generated, describe the different values for these point estimates. Discuss why the method selected was more appropriate over the other methods and why one point estimate was selected, instead of other point estimates.

  o Clarify whether the loss reserves recorded in the financial statements are solely based on the point estimate calculated. If not, discuss how that estimate was used. Quantify and describe the difference between what is recorded in the financial statements and the point estimate.

* * * *

Please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656, or Oscar Young, Senior Accountant, at (202) 551-3622, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant